FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 30, 2002

Precision Drilling Corporation
4200, 150 - 6th Avenue S.W.
Calgary, Alberta
Canada T2P 3Y7

(Indicated by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ____________ Form 40-F ✓

(Indicated by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934)

Yes ____________ No ✓

(If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82)

N/A

Precision Drilling

NEWS RELEASE

Calgary, Alberta, Canada – August 30, 2002

PRECISION DRILLING CORPORATIONTO PRESENT AT LEHMAN BROTHERS CEO ENERGY/POWER CONFERENCE IN NEW YORK

Hank B. Swartout, Chairman, President and Chief Executive Officer of Precision Drilling Corporation ("Precision") will speak at the Lehman Brothers CEO Energy Conference in New York City, New York on Tuesday, September 3, 2002 at 2:00 p.m. EST.

A live webcast of the audio portion of the presentation will be accessible on Precision's website at www.precisiondrilling.com by selecting *Investor Relations,* then *Webcast,* with an archived version available 24 hours after the live broadcast ends.

Precision Drilling Corporation, headquartered in Calgary, Alberta, Canada, is the largest Canadian integrated oilfield and industrial services contractor and a global provider of products and services to the energy industry. Precision Drilling Corporation is listed on The Toronto Stock Exchange under the trading symbol "PD" and on the New York Stock Exchange under the trading symbol "PDS".

For further information please contact Dale E. Tremblay, Senior Vice President Finance and Chief Financial Officer, 4200, 150 - 6th Avenue S.W., Calgary, Alberta T2P 3Y7, Telephone (403) 716-4500; Fax (403) 264-0251; website: www.precisiondrilling.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRECISION DRILLING CORPORATION

Per: ______________________________
Jan Campbell
Corporate Secretary

Date: August 30, 2002